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                                                                EXHIBIT (b)(1)



One North Franklin Street
Thirty-Fifth Floor
Chicago, IL  60606

January 26, 2004

Mr. Lewis J. Schoenwetter
H.J.G. Capital, LLC
1001 Brickell Bay Drive, 27th Floor
Miami, FL  33131

Re:   Commitment for Permanent Financing

Dear Lewis:

On behalf of Dymas Funding Company, LLC and its affiliates (collectively "Dymas"), we hereby commit to provide a $50.0 million Senior Secured Credit Facility ("Credit Facility") upon the general terms and conditions outlined in the summary of terms attached to this commitment letter. The Credit Facility would be used (i) to provide financing for the acquisition by H.I.G. Capital LLC ("HIG") of T-NETIX, Inc. ("T-NETIX"), (ii) to refinance existing indebtedness,
(iii) to provide financing for ongoing working capital needs and (iv) to finance expenses relating to the acquisition and the Credit Facility.

The summary of terms attached hereto is intended to be indicative of the principal terms of the Credit Facility and does not purport to specify all of the terms, conditions, representations and warranties, covenants and other provisions that will be contained in the final loan documents for the Credit Facility.

Dymas is delivering this commitment letter to you in reliance upon the accuracy of all information furnished to Dymas by you or on your behalf. You agree that you will not disclose the contents of the summary of terms attached hereto to any third party (including, without limitation, any financial institution or intermediary) without Dymas' prior written consent other than to the board of directors of and advisors to (including Mooreland Partners) T-NETIX, shareholders of T-NETIX, providers of subordinated debt, prospective equity investors, governmental and regulatory authorities and your advisors and officers ("Approved Third Parties") on a need-to-know basis. You agree to inform all such persons who receive information concerning Dymas, this commitment letter, or the summary of terms that such information is confidential and may not be disclosed to any other person. Not withstanding the preceding paragraph however, HIG and T-NETIX shall be allowed to provide any and all information to the extent required by the SEC in connection with the tender offer.

By executing this commitment letter, you agree to pay the fees, costs and expenses provided for in the summary of terms attached hereto and to indemnify Dymas, its directors, officers, employees, agents, auditors, accountants, consultants, counsel and affiliates from, and hold each of them harmless against, any and all losses, liabilities, claims, damages or expenses including amounts paid in settlement, incurred by any of them arising out of or by reason of any


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investigation, litigation or other proceeding brought or threatened relating to any loan made or proposed to be made hereunder except to the extent resulting from Dymas' gross negligence and willful misconduct. You agree that in any action arising from an alleged breach by Dymas of this commitment letter the only damages that may be sought are only those which are direct and reasonably foreseeable as the probable result of any breach thereof and any right to indirect, special or punitive damages or lost anticipated profits is hereby waived.

This commitment letter and the summary of terms attached hereto supersede all prior discussions, indications of interest and proposals previously delivered to you. Unless extended in writing by Dymas, in its discretion, this commitment shall expire upon 7:00 p.m., January 26, 2004, unless you shall have executed and delivered a copy of this commitment letter to the attention of the undersigned prior to that date and time. This commitment letter and the summary of terms attached hereto will terminate if the transaction contemplated herein in the summary of terms attached hereto does not close prior to March 31, 2004 unless the financing described in the Bridge Letter (as defined in the summary of terms) closes by March 31, 2004, in which event this commitment letter and summary of terms will terminate on September 30, 2004. Expiration of this commitment shall not affect your obligations to pay any fees, costs or expenses provided for herein or in any other agreements entered into between H.I.G. Capital or the borrower and Dymas.

We appreciate the opportunity you have given us to deliver a financing commitment and look forward to working with you.

                                    Sincerely,

                                    Dymas Funding Company, LLC
                                    By:  Dymas Capital Management Company, LLC

                                    Its: Manager

                                    By: /s/ Kenneth Leonard
                                        --------------------------------------
                                    Title: Managing Director

Accepted and Agreed to
this 26th day of January 2004:

H.I.G. Capital, LLC

By: /s/ Brian Schwartz
    ---------------------------------
Title: Managing Director




              Summary of Terms - Permanent, dated January 26, 2004

                     OUTLINE OF CERTAIN TERMS AND CONDITIONS
                           OF PROPOSED CREDIT FACILITY

The following is intended to summarize certain basic terms of the Credit Facility. It is not intended as a definitive list of all requirements of Agent in connection with the financing commitment.

BORROWER:               Immediately prior to the Merger, a newly formed Delaware
                        corporation ("NewCo") and following the consummation of the Merger, T-NETIX, Inc. ("Borrower" or the "Company").

SOLE LEAD ARRANGER:     Dymas Capital Management Company, LLC ("Arranger")

ADMINISTRATIVE AGENT:   Dymas Funding Company, LLC ("Agent")(together with
                        Arranger, "Dymas").

USE OF PROCEEDS:        The proceeds of the Credit Facility shall be used to (i)
                        finance the acquisition of T-NETIX, Inc. (the
                        "Acquisition"), (ii) refinance existing indebtedness,
                        (iii) fund general working capital needs, and (iv) pay associated transaction fees, costs and expenses.

CREDIT FACILITY:        A $50,000,000 Senior Secured Credit Facility
                        (collectively, the "Credit Facility"), consisting of the loans described below:

                        - A four-year senior secured revolving loan facility (a "Revolver") with a commitment amount of $14,000,000 with estimated fundings at close of $5,500,000 (specific funding amount subject to working capital fluctuations to be discussed and mutually agreed upon) and $2,200,000 in outstanding face amount of letters of credit.

                        - A four-year senior secured term loan ("Term Loan A") with a principal amount of $17,000,000 funded at closing.

                        - A four-year senior secured term loan ("Term Loan A" together with Term Loan A the "Term Loans") with a principal amount of $19,000,000 funded at closing.

REVOLVER AVAILABILITY:  Availability under the Revolver is subject to a borrowing base that is equal to the sum of up to 80% of eligible accounts receivable with the definition to be determined in the loan documentation for the Credit Facility ("Definitive Documentation"). At Borrower's option, letters of credit may be issued or guaranteed under the Revolver. Outstanding letters of credit will be reserved from availability under the Revolver.

AMORTIZATION:           The Term Loans would be payable in equal quarterly
                        installments of principal during each loan year according to the following amortization schedule:

                            Year 1:          $ 2,400,000       $   190,000
                            Year 2:          $ 3,100,000       $   190,000
                            Year 3:          $ 3,500,000       $   190,000
                            Year 4:          $ 8,000,000       $18,430,000
                                             -----------       -----------
                              Total          $17,000,000       $19,000,000



              Summary of Terms - Permanent, dated January 26, 2004

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INTEREST:               Payments shall be due on the last day of each calendar
                        quarter commencing June 30, 2004, with the first payment calculated on a prorata basis for the time period from the Closing Date through June 30, 2004.

                        The Borrower is required to pay interest at either the Base Rate plus the applicable margin, or at the Borrower's option, the LIBOR Rate plus the applicable margin, in each instance according to the following pricing grid:

                        REVOLVER: LIBOR plus 4.75%, or Base Rate plus 350%.

                        Unused Facility Fee: 0.50% per annum on the average daily balance of the unused portion of the Revolver, payable quarterly in arrears.

                        Letter of Credit Fee: A per annum fee in an amount equal to the LIBOR margin on the Revolver, payable quarterly in arrears.

                        TERM LOAN A: LIBOR plus 4.75%, or Base Rate plus 3.50%.

                        TERM LOAN B: LIBOR plus 5.25%, or Base Rate plus 4.00%.

                        Interest on Base Rate loans will be payable quarterly in arrears on the last day of each calendar quarter. Interest on LIBOR Rate loans shall be payable on the last day of the applicable interest period, unless the interest period is greater than three months, in which case interest will also be payable on the last day of each three month interval.

                        As used herein, "Base Rate" means the greater of (a) the rate of interest publicly announced from time to time by JP Morgan Chase in New York, New York as its reference rate, base rate or prime rate and (b) the Federal Funds Rate plus 0.50% per annum. All interest and fees shall be computed on the basis of a year of 360 days for the actual days elapsed. After the occurrence and during the continuance of an event of default at the request of the Agent or the requisite lenders, interest on the obligations shall be increased by 2.0% per annum and shall be payable on demand.

OPTIONAL                The Loans may be prepaid without penalty or premium,
PREPAYMENT/EARLY        other than LIBOR breakage fees.  Any prepayments shall
REPAYMENT:              first be applied pro rata among the Term Loans based on
                        the respective outstanding principal balances thereof and pro rata across remaining installments of principal of such Term Loans.

SENIOR DEBT MANDATORY   In addition to the amortization outlined above,
PREPAYMENT:             customary mandatory prepayments will be included in the
                        Definitive Documentation (e.g., issuance of public equity, debt, non-ordinary course sale of assets, tax refunds, casualty events, proceeds received from other
                        "corporate events" or any other extraordinary receipts including proceeds from patent infringement law suits), with exceptions (including with respect to patent infringement lawsuits) to be agreed upon by the Borrower and the Administrative Agent, and prepayments annually in an amount equal to 75% of Excess Cash Flow for the immediately preceding fiscal year, commencing with respect to the fiscal year ending December 31, 2004 (on a pro rata basis for the time period from the Closing
                        Date through December 31, 2004). Provided that if on the last day of the fiscal year, the ratio of Senior Debt to trailing twelve-month EBITDA is less than or equal to l.75x, the Excess Cash Flow prepayment amount for such year would be reduced to 50%.

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                        Administrative Agent, and prepayments annually in an
                        amount equal to 75% of Excess Cash Flow for the immediately preceding fiscal year, commencing with respect to the fiscal year ending December 31, 2004 (on a pro rata basis for the time period from the Closing Date through December 31, 2004). Provided that if on the last day of the fiscal year, the ratio of Senior Debt to trailing twelve-month EBITDA is less than or equal to 1.75x, the Excess Cash Flow prepayment amount for such year would be reduced to 50%.

                        Excess Cash Flow to be defined as EBITDA, minus the sum of scheduled cash principal payments and voluntary prepayments of the Term Loans actually made, scheduled payments of principal on other indebtedness actually made, unfinanced capital expenditures, cash interest expense, income and franchise taxes paid in cash and increases in working capital, plus, decreases in working capital. All prepayments shall first be applied pro rata among the Term Loans based on the respective outstanding principal balances thereof and pro rata across remaining installments of principal of such Term Loans. Once the Term Loans have been fully repaid, such prepayments shall be applied to the Revolver with a permanent reduction of the Revolver commitment.

SYNDICATION:            Dymas anticipates syndicating a combined $30.0 million
                        of the Revolver, Term Loan A, and Term Loan B, with a targeted hold of $20.0 million of these debt tranches
                        (its "Targeted Hold").

                        Dymas maintains the right to increase interest rates on the Revolver, Term Loan A and Term Loan B by 0.25% if Dymas determines such modifications are advisable to ensure a successful syndication down to its Targeted Hold or if Dymas is unsuccessful at syndicating its exposure down to its Targeted Hold. The terms of this provision would survive Closing.

                        Company management and H.I.G. Capital shall actively assist Agent in its syndication efforts and would be required, upon request, to: (i) provide and cause their advisors to provide Agent and other syndicate members with all information with respect to the business of Borrower and its affiliates and the transactions to be financed, or which are otherwise closing, in connection with the Credit Facility that is deemed necessary by Agent including, without limitation, all financial information, evaluations and projections as may reasonably be requested by Agent, (ii) to assist Agent in the preparation of an information memorandum to be used in connection with the syndication of the Credit Facility if deemed necessary by Agent, and (iii) to otherwise assist Agent in its syndication efforts, including making principals of, and officers of, the Company and its affiliates available from time to time to attend and make preparations regarding the business and prospects of Borrower, as appropriate, at one or more meetings or conference calls with potential lenders.

CLOSING DATE:           The first date on which all Definitive Documentation is
                        executed by the Borrower, Agent and other third parties relevant to this transaction, and on which all conditions set forth therein shall have been satisfied or waived by the Agent.



                                       5
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COLLATERAL:             The Credit Facility shall be secured by a perfected
                        security interest in, and lien on, all now owned or hereafter acquired property and assets of the Borrower, its subsidiaries, and the holding company which owns the capital stock and other equity securities of Borrower, real and personal, tangible and intangible (including, without limitation, all bank and deposit accounts, accounts receivable, contract rights, equipment, general intangibles, inventory, investment property, machinery, and real estate) and a perfected pledge of 100% of the capital stock and other equity securities of Borrower and its subsidiaries. All such security interests and liens shall be first priority, subject to no other lien, security interest, charge or encumbrance, except as set forth in the Definitive Documentation. The Credit Facility shall also be guaranteed by the holding company which owns the capital stock and other equity securities of Borrower and by all subsidiaries of Borrower.

CONDITIONS PRECEDENT:   The obligation of the Agent and Lender to make any Loan
                        will be subject to customary conditions precedent, including, without limitation:

                          1. Satisfaction with the legal structure and documentation of the transactions, including the Acquisition, and after giving affect thereto (including the acquisition of stock directly from T-NETIX), HIG and any other co-investors, will own 90% of the stock of T-NETIX. Immediately after the closing of the Acquisition, NewCo shall merge with and into T-NETIX, Inc., with T-NETIX, Inc., as the surviving corporation (the "Merger").

                          2. The ratio of Senior Debt (defined as outstanding balance of the Credit Facility plus the outstanding balance of all other senior indebtedness including without limitations the face amount of letters of credit) to trailing twelve-month pro forma adjusted EBITDA at the Closing Date shall be satisfactory to Dymas.
                              The ratio of Total Debt to trailing twelve-month pro forma adjusted EBITDA at the Closing Date shall be satisfactory to Dymas. Pro forma adjusted EBITDA is defined as EBITDA adjusted for underwriteable addbacks and extraordinary or one-time events, in each instance, acceptable to Agent.

                          3. The borrower shall have a minimum trailing twelve-month pro forma adjusted EBITDA at closing satisfactory to Dymas subject to such add-backs to be mutually agreed upon by Dymas and HIG.

                          4. Not more than $5.5 million shall be funded under the Revolver (such specific funding amount subject to working capital fluctuations to be discussed and mutually agreed upon), and the Borrower shall have, at the closing, a minimum unused but available borrowing capacity under the Revolver of not less than $3.0 million, in each instance, after (i) giving effect to the initial Loans made on the Closing Date, (ii) existing letters of credit, and (iii) the payment of all fees and expenses related to the Credit Facility.

                          5. Satisfaction by the Agent, in its sole discretion, with the capital structure of the holding company, Borrower and its subsidiaries, and the terms of any outstanding indebtedness, including any subordinated indebtedness issued to facilitate this transaction, and of the ability of the Agent to exercise remedies.



                                       7
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                          6.  Satisfaction by the Agent, in its sole discretion,
                              with any indebtedness due and owing by Borrower to any affiliate (including, without limitation, the indebtedness due and owing to the seller), which indebtedness shall be subordinated to the obligations of the Borrower with respect to the Credit Facility pursuant to a subordination agreement in form and substance satisfactory to the Agent.

                          7. Cash equity of not less than $20.0 million of the Borrower's pro forma capitalization invested by HIG and its co-investors,

                          8. Unsecured subordinated indebtedness of not more than $26.0 million of the Borrower's pro forma capitalization invested by a third-party acceptable to Agent, such acceptance not to be unreasonably withheld.

                          9. No claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality, that relates to the Credit Facility, the Acquisition, the Merger, or that, in the opinion of Agent, has any reasonable likelihood of having a material adverse effect on the business, operations, performance, assets, properties, liabilities, condition (financial or otherwise) or prospects of any Borrower.

                          10. No Material Adverse Change, or development that
                              the Administrative Agent considers reasonably likely to result in a Material Adverse Change.

                          11. Evidence satisfactory to the Agent of the absence
                              of any other liens on the collateral described herein, other than such lien s previously mentioned or approved by the Agent in its sole discretion.

                          12. Satisfaction of the Agent, in its reasonable
                              discretion, with the Acquisition documents for T-NETIX (it being agreed, however, that the text of the Agreement and Plan of Merger dated as of January 22, 2004, a copy of which has been provided to Agent, is satisfactory to Agent).

                          13. The Borrower shall have obtained all required
                              licenses, approvals, waivers and consents, governmental and otherwise in connection with the Credit Facility and the related transactions to be consummated on the closing date, all of which shall remain in full force and effect.

                          14. Insurance satisfactory to the Agent, such
                              insurance with respect to the collateral to name the Agent as loss payee.

                          15. Execution and delivery of agreements, instruments
                              and other documents as the Agent may determine are appropriate for the transactions contemplated by this term sheet, in each case in form and substance satisfactory to the Agent, and satisfaction of the conditions precedent contained therein.

OTHER CONDITIONS:       H.I.G. Capital's management fee shall be payable
                        annually, assuming there is no Event of Default, and will not exceed $500,000. Payment conditions will he outlined in the Definitive Documentation. HIG's management fee can be increased by as much as $250,000 to the extent that the Company's fixed charge ratio, after giving effect to such payment, is in excess of covenant levels to be mutually agreed upon.



                                       8
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REPRESENTATIONS AND     The Definitive Documentation shall contain customary
WARRANTIES:             representations and warranties for a transaction and
                        company of this nature, including, without limitation, corporate existence and good standing, authority to enter into the Definitive Documentation and other transaction documents, governmental approvals, non-violation of other agreements, financial statements, litigation, compliance with environmental, pension and other laws, taxes, insurance, absence of Material
                        Adverse Change, absence of default or unmatured default, regulatory approvals, and perfection and priority of the Agent's liens.

COVENANTS:              Except as specified under Conditions Precedent,
                        Covenants to be determined in Definitive Documentation, but would be standard and customary for transactions of this type. All covenants will be set at an initial level to be no more restrictive than the initial Maximum
                        Senior Leverage Ratio.

EVENTS OF DEFAULT:      The Definitive Documentation shall contain customary
                        events of default for a transaction and company of this nature, including, without limitation, payment, cross-default on other indebtedness or liability, violation of covenants, breach of representation or warranty, environmental, challenge to validity of documents, lien ceases to be perfected, first priority, no judgments, change of control, ERISA, injunction or restraint on material portion of business, strike, lookout or other act restricting conduct of business, or indictment of a Borrower or any senior officer

GOVERNING LAW:          The Definitive Documentation shall be governed by the
                        laws of the State of New York.

ASSIGNMENT:             The Definitive Documentation will permit the Lenders to
                        assign any Loan in its sole discretion without the consent of Borrower to affiliates of such Lender and to accounts or funds managed by a Lender and, with the consent of Borrower not to be unreasonably withheld, to non-Affiliated institutions (except in Events of Default).

Accepted and Agreed to
this 26th day of January, 2004:

H.I.G. Capital LLC

By: /s/ Brian Schwartz
    -------------------------------
Title: Managing Director





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